U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Form 10-SB/A-3
                                 Amendment No. 3

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 Techedge, Inc.
                                 --------------
                 (Name of Small Business Issuer in its charter)

            Delaware                                    04-3703334
 --------------------------------          ------------------------------------
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)

                  175 Fox Hollow Road, Woodbury, New York        11747
      -------------------------------------------------------- -----------
               (Address of principal executive offices)        (Zip Code)

                    Issuer's telephone number: (516) 364-0787

           Securities to be registered under Section 12(b) of the Act:

  Title of each class                       Name of each exchange on which
  to be so registered                       each class is to be registered

    Not Applicable                                Not Applicable

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $.0001 per share
                                (Title of class)

                           FORWARD LOOKING STATEMENTS

THIS FORM 10-SB12G AND OTHER STATEMENTS ISSUED OR MADE FROM TIME TO TIME BY TECHEDGE, INC. (HEREINAFTER REFERRED TO AS "TECHEDGE AND/OR THE "COMPANY") OR ITS REPRESENTATIVES CONTAIN STATEMENTS WHICH MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FIFTEEN U.S.C.A. SECTIONS 77Z-2 AND 78U-5 (SUPP. 1996). THOSE STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF TECHEDGE AND MEMBERS OF ITS MANAGEMENT TEAM AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY
DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS CURRENTLY KNOWN TO MANAGEMENT THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS ARE SET FORTH IN THE SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS INCLUDED AS
EXHIBIT 99.1 TO THIS FORM 10-SB12G, AND ARE HEREBY INCORPORATED HEREIN BY REFERENCE. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS TO REFLECT CHANGED ASSUMPTIONS, THE OCCURRENCE OF UNANTICIPATED EVENTS OR CHANGES TO FUTURE OPERATING RESULTS OVER TIME.

RISK FACTORS

1. Majority Control by Principal Shareholders, Officers and Directors Limits Influence of Outside Shareholders.

     The Company's principal shareholders, officers and directors beneficially own approximately Sixty Two and One Half (62.5%) percent of the Company's Common Stock. The largest shareholders are Mitchell Schlossberg (the Company's President) and Mirman Capital Ventures, Inc. which each own 2,250,000 shares or twenty eight and one eighth (28.125%) percent each of the outstanding shares. Officers and directors, as a group, own 2,350,000 shares or 29.375% of all outstanding shares, as follows: Mitchell Schlossberg: President and a Director owns, as aforesaid 2,250,000 shares (28.125%) Ehren Richardson and Gregory A. Konesky, the Company's Secretary and Vice President respectively, each own 50,000 shares (.625%) each. See also Item IV.

     As a result, such persons may have the ability to control the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing change in control of the Company.

     Presently no shareholder action could be adopted without the support of at least some of the present principal shareholders, officers and directors. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT".

2. Part Time Management May Result in Conflicts of Interest.

     None of the Company's management is engaged by the Company on a full time basis. Accordingly, certain conflicts of interest may arise between the Company and its officers and directors. They have other business interests to which they devote their attention, and they may be expected to continue to do so although management time must also be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through their exercise of such judgment as is consistent with each officer's understanding of his fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

3. Independent Auditor's "Going Concern" Opinion

     The auditor's opinion to our financial statements indicates that it was prepared on the assumption that we continue as a going concern. Nevertheless, our independent auditor believes there is "substantial doubt" that we will be able to continue as a going concern. See "Independent Auditors' Report" on page F-1. The auditor notes that we remain a development stage company and that we are dependent upon the Company's ability to generate a revenue stream to meet its future financing requirements. We believe we are taking the steps necessary towards developing and implementing our business plan and are working towards generating sufficient levels of revenues to finance operations that will lead to the elimination of such qualification from our audited statements. However, we might not ever achieve profitability or generate or sustain a revenue stream in the future. If we were to cease to be a "going concern" our assets would be written down from the values currently shown in our financial statements.

4. To Date we have been Unsuccessful in Operating Our Business.

     The Company was organized in 1997 as a Delaware limited partnership (BSD Development Partners, Ltd. or "BSD") to pursue its present business objectives. In September 2002, BSD, which had expended all of the net proceeds of a $1.5 million private placement and incurred a net loss of ($1,310,300), through August 31, 2002 without generating revenues, was merged into the Company. BSD was not successful in its strategy of acquiring and seeking to exploit intellectual properties. The Company has installed new management and hopes to be more successful in the future, but this may not be accomplished and, if it is not, investors will lose their investment.

5. The Company is Subject to Intellectual Property Rights Risks.

     Any intellectual property rights to be owned by the Company may be very valuable assets. Management intends to obtain a legal opinion confirming the validity of the ownership rights to the intellectual property or the existence of any infringements, however, third parties may attempt to exercise alleged rights to the intellectual property rights of the Company. The Company's failure or inability to adequately protect any of its intellectual property rights may have a material adverse effect on the Company including subjecting it to monetary liability and injunctive relief. See "Business."

6. Need for Additional Financing Which Could Dilute Existing Shareholders.

     The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. The Company plans to seek a bulletin board or BBX listing for its Common Stock to give it liquidity that could be useful in acquiring any properties. However, successful marketing or other exploitation of any acquired property will likely require that the Company have cash resources available to it and the Company may not be able to acquire these on acceptable terms causing it to be unable to engage in business activities which could benefit the shareholders or it may be required to issue shares of Common Stock or other securities on terms which are disadvantageous to the existing shareholders.

7. Penny Stocks, Including the Shares of the Company should a Market Develop, Are Subject to Special Regulation.

     The Company's securities, if and when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

     Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

8. Reporting Requirements May Delay Or Preclude Acquisition.

     Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for any acquired business, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by any future target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

9. Possible Acquisitions Not Identified and Highly Risky; Intense Competition.

     The Company has not identified and has no commitments to enter into or acquire a specific intellectual property and therefore can disclose the risks and hazards of its proposed business in only a general manner, and cannot disclose the risks and hazards of any specific intellectual property that it may acquire an interest in. An investor can expect that the exploitation of intellectual property by the Company will be quite risky as such properties are often sold in a highly competitive market by companies with established brand names, substantial resources and the ability to upgrade and further develop such competing products. See Item 1 "Description of Business."

10. Impracticability of Exhaustive Investigation of Acquired Properties.

     The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of any intellectual property that it proposes to acquire. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the present owner of the intellectual property. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an intellectual property acquisition transaction, whether or not such intellectual property investigated is eventually acquired.

11. Lack of Diversification.

     Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than a few properties could subject the Company to wide variations in its operating results and therefore increase the risks associated with the Company's operations.

12. Other Regulation of Intellectual Property Rights.

     Any acquisition made by the Company may be of an intellectual property that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investments by the Company.

13. Dependence upon Management; Limited Participation of Management.

The Company currently has three individuals who are serving as its officers and directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Furthermore, since only three individuals are serving as the officers and directors of the Company, it will be entirely dependent upon their experience in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See "Management." Because investors will not be able to evaluate the merits of possible intellectual property acquisitions by the Company, they should critically assess the information concerning the Company's three officers and directors.

14. No Employment Agreements with Management.

     The Company does not have an employment agreement with any of its officers and directors, and as a result, members of management might elect to leave the Company in the future. A decision to resign by any officer or director can occur without the vote or consent of the stockholders of the Company. If management resigns and is not replaced or is replaced at a significant costs, the Company, and its shareholders will bear the burden of these developments.

15. Our Articles of Incorporation provide for Indemnification of Officers and Directors at the Company's Expense and Limit Their Liability.

     The Company's Articles of Incorporation and applicable Delaware Law provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

     The Company's Articles of Incorporation also exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

16. No Public Market Exists for Our Shares and Unless One Develops, You May Not be Able to Sell Your Shares.

     There is no public market for the Company's common stock, and no market may ever develop or that a shareholder may never be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

17. If a Market Develops for Our Shares, Rule 144 Sales May Depress Prices in that Market.

     All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended.

     As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or, if applicable, the average weekly trading volume during the four calendar weeks prior to the sale. As a result of revisions to Rule 144 which became effective on or about April 29, 1997, there is no limit on the amount of restricted securities that may be sold by a non-affiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. Of the total Eight Million (8,000,000) shares of Common Stock held by present stockholders of the Company, Three Million
(3,000,000) shares which, for purposes of Rule 144 were issued more than one year ago and are presently available for resales under Rule 144, and the remaining Five Million (5,000,000) shares will become available for resale starting in July 2003.

18. "Blue Sky" Laws of the Various States May Further Reduce the Liquidity of Our Shares in any Market that may Develope.

     Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

PART I

ITEM I.  DESCRIPTION OF BUSINESS

General

     The Company was originally formed as a Delaware Limited Partnership under the name of BSD Development Partners, LTD. ("BSD") in 1997 for the purpose of investing in the intellectual property of emerging and established companies. BSD realized net proceeds of $1,319,500 from a private placement to accredited investors in early 1998. In December 2000, BSD's partnership agreement was amended to permit the general partner, in its sole discretion, to merge BSD into a corporation. The Company was formed in July 2002 to serve as the vehicle for this merger which was effected in September 2002. The Company will endeavor to continue the business of BSD and seek to enhance the liquidity of the securities owned by its investors by becoming subject to the reporting requirements of the 1934 Act and by seeking to have its common stock traded on the National Association of Securities Dealers Over the Counter Bulletin Board ("OTCBB") and when it is established, the BBX. The Company might not be able to accomplish this plan. Any reference to the Company in this registration statement shall, when the context requires, also include BSD.

     The Company seeks to generate income and enhance its capital by investing primarily in intellectual property of emerging and established companies. The Company's primary strategy will be to purchase exclusive and non-exclusive licensing rights to intellectual property that management believes has application outside of such intellectual properties present area of utilization as well as any operating assets necessary to exploit the intellectual property rights. Thereafter, the Company will seek to re-sell, sub-license, or re-market its rights to others or otherwise exploit such rights. Since the Company has not yet identified any target companies, it cannot state how many potential licensors may exist or what types of arrangements it may seek with these as yet unidentified entities. The Company's intention is to utilize its management's expertise in an effort to enhance its ability in identifying potential licensors. However, no assurance can be given that management will be successful in identifying such opportunities.

     Intellectual property includes patents, trademarks, copyrights and trade secrets. Management believes that many companies are exploring opportunities to exploit their portfolios of intellectual property assets through licensing, acquisition transactions and joint ventures as well as other types of strategic alliances. Management believes that if the Company can demonstrate to the intellectual property owner that it has an opportunity to successfully generate revenues from exploiting the property, it may be able to acquire a license or other interest therein. Management believes that, through its experience, it can identify valuable intellectual property assets not currently being fully exploited. Upon obtaining the rights to the intellectual property, Management believes the Company can successfully identify intellectual properties suitable for the Company's plan and develop plans for their exploitation that can be marketed to the property owner, i.e., a company with technology is a specific area may have the potential to apply same to other applications outside the primary area or industry. If the Company can demonstrate that potential revenues may be generated through addition applications of current technologies, the Company's ability to enter into agreements may be enhanced. The Company will then negotiate agreements for the exploitation of those property rights through sub-licensing, re-selling, re-marketing or other types of strategic alliances

     In a typical transaction, the Company will first identify intellectual property assets that are ready to be marketed but for which the entity owning the intellectual property does not have the resources to effectively capitalize on the product. Management will then conduct a due diligence investigation of the value of the assets as well as the ownership of the assets. Once satisfied, management will negotiate for the acquisition of rights to the intellectual property, typically through a license agreement. Thereafter, the Company will attempt to enter into another agreement or strategic alliance for the exploitation of the assets.

     It is currently contemplated that the Company will generally be compensated by royalty or licensing fees in connection with any further licensing agreement(s). Although the Company may be obligated to pay a licensing fee or royalty to the owner of the intellectual property, management believes that it can successfully negotiate the acquisition of the intellectual property rights and the exploitation of the intellectual property rights such that the fees the Company receives are in excess of those paid to the owner. However, management might not be able to negotiate these agreements successfully and prior management of BSD had only limited success in such endeavors and BSD dissipated all of its capital in its efforts. Management believes that there are a significant number of potential intellectual property owners who could benefit from the Company's services. Management also believes that its experience in applied technology may make the Company attractive to certain intellectual property owners. The terms of any future agreement, including the Company's obligations to defend the intellectual property, which may involve significant expenses, cannot be predicted. Furthermore, the Company will need to raise capital if it seeks to be a credible licensor. It may not be able to accomplish these goals.

The Company's Current Operations

     On December 31, 1997, the Company entered into a non-exclusive worldwide Software License and Distribution Agreement (the "License Agreement") with RDX Acquisition Corp. d/b/a RMTi ("RMTi"). Royalties of $1,200,000 were paid upon the execution of the License Agreement and the Company must pay 3% of all revenues generated through distribution of RMTi products to RDMi. Accordingly, approximately 90% of the net proceeds of the Offering were applied to the payment for this license. The agreement is for a term equal to the life of the intellectual property licensed. To date the Company has not realized any revenues pursuant to the License Agreement. This is because the marketing plan utilized by prior management was not effective. The licensed software is utilized in a cross platform web server for customer use. At the time the License Agreement was entered into RMTi was controlled by principals of the placement agent in the then ongoing Offering. The Company also operates a web site at www.bsd.com for marketing its internet web server software. The Company anticipates realizing revenues through the utilization of a new marketing plan which will focus on the overseas market where the IBM AS400 computer are most heavily utilized. This may allow (through the license) for sales of communication products for the mid-range computer market (and specifically the aforesaid 1BM AS400 system). We have not yet begun to actively contact resellers, distributors or direct sales contacts and accordingly, it is premature to state whether or not this proposed approach will be successful.

Merger with BSD

On September 4, 2002, BSD was merged with and into the Company. The Sixty One
(61) holders of limited partnership interests in BSD received 3,000,000 shares of the Company's common stock in the merger or Thirty Seven and One Half (37.5%) percent of the outstanding shares. The merger was effected pursuant to the terms of BSD's partnership agreement, as amended, which permitted the general partner to effect the merger without the further approval of BSD's limited partners. BSD's Management believed that the merger would benefit the limited partners of BSD as the flexibility of the corporate form would enhance the Company's ability to seek capital, intellectual properties and management. Additionally, once the Company is listed for trading, the former limited partners - now stockholders - may be in a position to sell their Company's securities in the open market. Accordingly, the merger provides for potential new liquidity for former limited partners.

Investment Company Act and Other Regulation

     The Company may participate in an acquisition of intellectual property by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

     Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exception from the definition of
"investment company." Consequently, the Company's participation in an intellectual property opportunity through the purchase and sale of investment securities will be limited.

     Any securities which the Company might acquire in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

     An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

     The Company expects to encounter substantial competition in its efforts to locate attractive intellectual properties and thereafter in its efforts to market them from venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, wealthy individuals and other companies operating in the business where the intellectual property will be applied. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive intellectual properties and to market the same.

Offices

     The Company currently maintains a mailing address at 175 Fox Hollow Road, Woodbury, New York 11797, the residential address of Mitchell Schlossberg, its President. The Company's telephone number is (516) 364-0784. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

     The Company is a development stage company and currently has no employees other than its part time management team. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating intellectual properties. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific intellectual property. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's officers prior to, or in conjunction with, the completion of a business acquisition. The Company's officers have accepted common stock for services rendered for consulting, organizing the corporation, seeking intellectual property candidates and evaluating these candidates. See "Executive Compensation" and under "Certain Relationships and Related Transactions."

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

     The Company intends to seek to acquire intellectual properties in exchange for royalty rights and shares of its securities. The Company has no particular acquisitions in mind and except for the agreements described herein, has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition of any intellectual property between the Company and such other company as of the date of this registration statement.

     The Company is filing this registration statement on a voluntary basis because a significant attraction of the Company as a licensee or other developer of intellectual property will be its status as an SEC reporting company. The Company has, and will continue to have, limited capital with which to provide the owners of intellectual properties with any significant cash or other assets. However, management believes the Company will be able to offer owners of intellectual properties the opportunity to acquire shares in a publicly registered company without incurring the cost and time required to conduct an initial public offering of their own entity.

Liquidity and Capital Resources

     The Company has on hand approximately $4,200 which represents the net remaining of the approximately $1,300,000 that was raised in BSD's private placement. Such assets are maintained in a checking account and earn nominal interest. In the opinion of Management, these assets will not be sufficient to enable the Company (once this registration under the Exchange Act is effective) to file periodic reports until such time as it is able to acquire intellectual property and generate revenues or pay professional fees theretofore through further issuance of its securities and/or through any additional financing through currently unidentified sources. The Company's auditors have included a "going concern" opinion in their report on the Company's financial statements. See "Risk Factor 3 Independent Auditor's "Going Concern" "Opinion" for a discussion of the significance of this qualification.

Results of Operations

     The Company has had minimal operations in the last year. Of its net loss of ($23,129) for the fiscal year ended December 31, 2001, $22,187, or approximately 96% represented amortization of its software license. The Company lost $942 from operations (which consisted of general and administrative expenses) in the year ended December 31, 2001.

Need for Additional Financing

     The Company believes that its existing capital will be insufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for the current fiscal year which should not exceed $50,000. The Company may rely upon issuance of its securities to pay for the services necessary to meet Reporting Requirements. Once the Company acquires additional intellectual properties, its cash needs may increase significantly and such cash might not be available to the Company. The Company can not predict the cash requirements associated with as yet unidentified intellectual property acquisitions.

Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") issued by the Financial Accounting Standards Board ("FASB"), under which deferred tax assets and liabilities are provided on differences between the carrying amounts for financial reporting and the tax basis of assets and liabilities for income tax purposes using the enacted tax rates.

     Under SFAS 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods. A valuation allowance is recognized, if on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Federal Income Tax Aspects of Investment in the Company

     The discussion contained herein has been prepared by the Company and is based on existing law as contained in the Code, amended United States Treasury Regulations ("Treasury Regulations"), administrative rulings and court decisions as of the date of this Registration Statement. Future legislative enactments, administrative rulings or court decisions might modify the legal basis for statements contained in this discussion. Any such development may be applied retroactively to transactions completed prior to the date thereof, and could contain provisions having an adverse affect upon the Company and the holders of the Common Stock. In addition, several of the issues dealt with in this summary are the subject of proposed and temporary Treasury Regulations. The Company does not know if these regulations will be finally adopted in their present form.

Basis in Common Stock

     The tax basis that a Shareholder will have in his Common Stock will equal his cost in acquiring his Common Stock. If a Shareholder acquires Common Stock at different times or at different prices, he must maintain records of those transactions so that he can accurately report gain or loss realized upon disposition of the Common Stock.

Dividends on Common Stock

     Distributions made by the Company with respect to the Common Stock will be characterized as dividends that are taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits ("earnings and profits"), if any, as determined for U.S. federal income tax purposes. To the extent that a distribution on the Common Stock exceeds the holder's allocable share of the Company's earnings and profits, such distribution will be treated first as a return of capital that will reduce the holder's adjusted tax basis in such Common Stock, and then as taxable gain to the extent the distribution exceeds the holder's adjusted tax basis in such Common Stock. The gain will generally be taxed as a long-term capital gain if the holder's holding period for the Common Stock is more than one year.

     The availability of earnings and profits in future years will depend on future profits and losses which cannot be accurately predicted. Thus, all or any portion of a distribution on the Common Stock might be characterized as a dividend for general income tax purposes. Corporate shareholders will not be entitled to claim the dividends received deduction with respect to distributions that do not qualify as dividends. See the discussion regarding the dividends received deduction below.

Redemption of Common Stock

     The Company does not have the right to redeem any Common Stock. However, any redemption of Common Stock, with the consent of the holder, will be a taxable event to the redeemed holder.

     The Company does not believe that the Common Stock will be treated as debt for federal income tax purposes. However, in the event that the Common Stock is treated as debt for federal tax purposes, a holder generally will recognize gain or loss upon the redemption of the Common Stock measured by the difference between the amount of cash or the fair market value of property received and the holder's tax basis in the redeemed Common Stock. To the extent the cash or property received are attributable to accrued interest, the holder may recognize ordinary income rather than capital gain. Characterization of the Common Stock as debt would also cause a variety of other tax implications, some of which may be detrimental to either the holders, the Company, or both (including, for example, original issue discount treatment to the Investors).Potential Investors are urged to consult their tax advisors as to the various ramifications of debt characterization for federal income tax purposes.

Other Disposition of the Common Stock

     Upon the sale or exchange of shares of Common Stock, to or with a person other than the Company, a holder will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted basis in such stock. Any capital gain or loss recognized will generally be treated as a long-term capital gain or loss if the holder held such stock for more than one year. For this purpose, the period for which the Common Stock was held would be included in the holding period of the Common Stock received upon a conversion.

State, Local and Foreign Taxes

     In addition to the federal income tax consequences described above, prospective investors should consider potential state, local and foreign tax consequences of an investment in the Common Stock. ERISA Considerations for Tax-Exempt Investors/Shareholders

General Fiduciary Requirements

     Title I of ERISA includes provisions governing the responsibility of fiduciaries to their Qualified Plans. Qualified Plans must be administered according to these rules. Keogh plans that cover only partners of a partnership or self-employed owners of a business are not subject to the fiduciary duty rules of ERISA, but are subject to the prohibited transaction rules of the Code.

     Under ERISA, any person who exercises any authority or control respecting the management or disposition of the assets of a Qualified Plan is considered to be a fiduciary of such Qualified Plan (subject to certain exceptions not here relevant).

     ERISA Section 404(a)(1) requires a fiduciary of a Qualified Plan to "discharge his duties with respect to a plan solely in the interest of the participants and beneficiaries and (A) for the exclusive purpose of: (i) providing benefits to participants and their beneficiaries, and (ii) defraying reasonable expenses of administering the plan; (B) with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims; (C) by diversifying the investments of a plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so; and
(D) in accordance with the documents and instruments governing the plan." FIDUCIARIES WHO BREACH THE DUTIES THAT ERISA IMPOSES MAY SUFFER A WIDE VARIETY OF LEGAL AND EQUITABLE REMEDIES, INCLUDING (i) THE REQUIREMENT TO RESTORE QUALIFIED PLAN LOSSES AND TO PAY OVER ANY FIDUCIARY'S PROFITS TO THE QUALIFIED PLAN; (ii) REMOVAL AS FIDUCIARY OF THE QUALIFIED PLAN; AND (iii) LIABILITY FOR EXCISE TAXES THAT SECTION 4975 OF THE CODE IMPOSES.

ITEM III.         DESCRIPTION OF PROPERTY

     The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at c/o Mitchell Schlossberg, 175 Fox Hollow Road, Woodbury, New York 11797; the residential address of the Company's President. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (516) 364-0784.

ITEM IV.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of June 30, 2002, as adjusted for the merger with BSD effected in September 2002, information with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Names and Addresses*                  Number of Shares       Percentage of Class
-------------------                   -----------------      -------------------

Mitchell Schlossberg                      2,250,000                 28.125%
Ehren Richardson                             50,000                   .625%
Gregory A. Konesky                           50,000                   .625%
Mirman Capital Ventures, Inc.1            2,250,000                 28.125%
1175 Walt Whitman Road, Suite 100
Melville, New York 11747
Gary B. Wolff                               400,000                   5%

* Unless otherwise indicated, each shareholder's address is c/o the Company at 175 Fox Hollow Road, Woodbury, New York 11797

1 Mirman Capital Ventures, Inc. is a privately held company with its President, Eric Mirman owning 100% of all outstanding securities.

     Management has no plans to issue any additional securities to management, promoters or their affiliates or associates and will do so only if such issuance is in the best interests of shareholders of the Company and complies with all applicable federal and state securities rules and regulations.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and executive officers currently serving the Company are as follows:

Names                         Age              Positions Held and Tenure
-----------                   ---           -----------------------------
Mitchell                      34             CEO, President and a
Schlossberg                                  Director since inception

Ehren Richardson              34             CFO and Secretary since inception

Gregory A. Konesky            48             Vice President and a Director
                                             since inception, President
                                             of the General Partner of BSD
                                             since its inception

     The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

     The directors and officers of the Company will devote their time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month. Management presently anticipates that Mitchell Schlossberg will devote approximately 60% of his working time to the affairs of the Company and each of Gregory A. Konesky and Ehren Richardson will devote approximately 40% of their time to the affairs of the Company.

Biographical Information

     Mitchell Schlossberg has been CEO, President and a Director of the Company since its inception. Since 1996 he has operated Unisource Inc., a privately held company engaged in the business of international trading and distribution of medical disposables and small equipment. From 1992 to 1996 he was co-founder of Eximed, Inc. a privately held company in a similar line of business. Mr. Schlossberg was graduated from Seinna College in 1991.

     Gregory A. Konesky has been a Director and Vice President of the Company since inception. He was also the principal of the general partner of BSD from its formation in 1997 until the date of its merger into the Company. Since December 1997 he has been the lead scientist for Bovie, Medical Corporation and worked on the development of electro-surgical blade coatings. Since July 1995 he has been a part-time consultant to Tek-Vac Industries, Inc. where he has worked on the design and development of control systems for the Space Shuttle Cargo Bay. Mr. Konesky's background is in software development, test and systems integration and materials science. He received a BSEE/CS from Brooklyn Polytechnic University in 1977.

     Ehren Richardson has been a Director, CFO and Secretary of the Company since its inception. Mr. Richardson has been involved in various companies engaged in developing software for the internet gaming industry, including Thrive Media, Inc. where he has been the CEO since 1998, Big Prizes, Inc., which he co-founded in 1999 and Gambling Software Systems, LLC, which he founded in 1997. Mr. Richardson received a BA in Communications from the University of San Diego in 1991.

Indemnification of Officers and Directors

     Article Ninth of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted under the General Corporation Law of the State of Delaware ("DGCL").

     SECTION 145 of the DGCL, as amended, applies to the Company and the relevant portion of the DGCL provides as follows:

         145. Indemnification of Officers, Directors, Employees and Agents; Insurance.

                  a. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  b. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  c. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                  d. Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

                  e. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                  f. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                  g. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                  h. For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officer and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                  i. For purpose of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                  j. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Conflicts of Interest

     The officers and directors of the Company will devote only a portion of their time to the affairs of the Company, estimated to be from 40 to 60 % of their working time. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. The services of such persons might not be available or might not be available upon terms favorable to the Company.

     There is no procedure in place which would allow the Company's management to resolve potential conflicts in an arms-length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner which they consider appropriate.

ITEM VI. EXECUTIVE COMPENSATION

     No officer or director has received any remuneration from the Company. The Company's officers and directors have purchased the Company's stock upon its organization. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

     No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein. Also, there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities by the Company prior to the location of an intellectual property. Please also see Item I, Description of Business-General for information regarding the seeking out and selection of an intellectual property, addressing matters such as the manner of solicitation of potential investors, the approximate number of persons who will be contacted or solicited, their relationships to the Company's management, etc.

ITEM VII.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company was formed in July 2002 . Upon its organization the Company sold an aggregate of Five Million (5,000,000) shares of its common stock at $.0001 per share as follows: (a) 2,250,000, 50,000 and 50,000 shares respectively to its three (3) founders (Messrs. Schlossberg, Richardson and Konesky) and (b)Two Million Six Hundred Fifty Thousand (2,650,000) shares being issued to a private investor (Two Million Two Hundred Fifty Thousand (2,250,000) shares) and Company counsel (Four Hundred Thousand (400,000)) shares.

     A further Three Million  (3,000,000)  shares were issued to those Sixty One
(61) persons who had limited partnership interest in BSD Development Partners upon consummation of the merger heretofore referred to.

ITEM VIII.        DESCRIPTION OF SECURITIES

General

     The  authorized   capital  stock  of  the  Company  currently  consists  of
25,000,000 shares of Common Stock, par value $.0001 per share, of which 8,000,000 were issued and outstanding on June 30, 2002, as adjusted for the merger with BSD effected in September 2002.

Common Stock

     Holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. Holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they chose to do so, and in such event, the holders of the remaining shares will not be able to elect any persons to the Board of Directors. The holders of Common Stock have no preemptive or other subscription or conversion rights with respect to any stock issued by the Company, The Common Stock is not subject to redemption, and the holders thereof are not liable for further calls or assessments. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and to share pro-rata in any distributions to the holders of Common Stock.

Transfer Agent

         _______________________________is Transfer Agent for the Common Stock.

Reports to Stockholders

     The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

PART II

ITEM I. MARKET PRICE AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were 66 holders of record of the Company's common stock on June 30, 2002, as adjusted for the merger with BSD in September 2002. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

     The Company plans to request or encourage a broker-dealer to act as a market maker for the Company's securities. There are to date no understandings, agreements or discussions in place with any such broker-dealer. Management believes that establishing a trading market for the common stock would be in the best interest of the Company's stockholders.

     a. MARKET PRICE. The Company's Common Stock is not quoted at the present time.

     Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $1,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share. The Company's common stock might not ever be listed on NASDAQ Small Cap or that any such listing, if achieved, might not be maintained. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. HOLDERS. There are Sixty Six (66) holders of the Company's Common Stock. Sixty One of such holders received shares in the merger in exchange for their interests in BSD. The other five (5) shareholders include the Company's officers and directors. See PART I, ITEM VII.

         Certificates evidencing the Common Stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock.

         The Company has taken the following action to ensure that a public re-distribution of the Shares does not take place:

          i. a "restrictive" legend has been and will be placed on each stock certificate issued to the present shareholders of the Company and their permitted transferees;

          ii. "stop transfer" order instructions have or will be placed with respect to each such certificate;

          iii. all shareholders have or will be placed on notice that their securities will need to be sold in compliance with Rule 144 of the Act, and may not be transferred otherwise;

          iv. disclosure has been set forth throughout this Form 10-SB describing the above restrictions.

Redistribution - Rule 144

         Rule 144 of the Securities Act lists criteria under which restricted securities and securities held by affiliates or control persons may be resold without registration. The rule prevents the creation of public markets in securities when the issuers have not made adequate current information available to the public. Preliminary Note to Securities Act Rule 144. The requirements of Rule 144(b) through (i) include provisions that:

          1. current public information be available regarding the issuer of the securities;

          2. at least one year elapse between the time the securities are acquired from an issuer or affiliate and the date the securities are resold under the rule;

          3. the amount of securities able to be sold is limited, depending on whether the sale is by an affiliate or not;

          4. the securities be sold in brokers' transactions or with a market maker;

          5. Commission Form 144 be filed depending on the size of the transaction; and

          6. the person filing the form has a bona fide intention to sell the securities within a reasonable time following the filing of the form.

     For non affiliated seller under Rule 144 there are exceptions to certain of the requirements listed above for shares held for over two years.

     c. DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM II. LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

     No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM III.         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         Not applicable.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Ninth of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted under the General Corporation Law of the State of Delaware ("DGCL").

     SECTION 145 of the DGCL, as amended, applies to the Company and the relevant portion of the DGCL provides as follows:

         145. Indemnification of Officers, Directors, Employees and Agents; Insurance.

                  a. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  b. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  c. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                  d. Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

                  e. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                  f. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                  g. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                  h. For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officer and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                  i. For purpose of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                  j. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

FINANCIAL STATEMENTS

                                 TECHEDGE, INC.
                                 --------------
                        (A Development Stage Enterprise)

                              FINANCIAL STATEMENTS



                                      INDEX

                                                             Page Number
                                                            -------------
INDEPENDENT AUDITORS' REPORT                                    F - 1

FINANCIAL STATEMENTS:

 Balance Sheet                                                  F - 2

 Statements of Operations                                       F - 3

 Statement of Stockholders' Equity                              F - 4

 Statements of Cash Flows                                       F - 5

 Notes to Financial Statements                              F - 6 to F - 8

                          INDEPENDENT AUDITORS' REPORT

Stockholders'
Techedge, Inc.
(A Development Stage Enterprise)
Woodbury, New York

         We have audited the accompanying balance sheet of Techedge, Inc. (a development stage enterprise) as of July 31, 2002 and the related statements of operations, stockholder' equity and cash flows from July 17, 2002 (Inception) to July 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, the financial position of Techedge, Inc. (a development stage enterprise) as of July 31, 2002 and the results of its operations, stockholders' equity and its cash flows from July 17, 2002 (Inception) to July 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that Techedge, Inc. (a development stage enterprise) will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company currently has no established sources of revenues. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The financial statements do not include adjustments that might result from the outcome of this uncertainty.


                                              /s/ Sherb & Co., LLP
                                                  ----------------------------
                                                  Certified Public Accountants

New York, New York
August 27, 2002

                                 TECHEDGE, INC.
                                 --------------
                        (A Development Stage Enterprise)

                                  BALANCE SHEET

                                  JULY 31, 2002

                                     ASSETS

ASSETS                                                $                     -
                                                              ------------------
          TOTAL ASSETS                                $                     -
                                                              ==================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES                                          $                     -
                                                              ------------------
          TOTAL LIABILITIES                                                -
                                                              ------------------
STOCKHOLDERS' EQUITY:
     Common stock, $.0001 par value,
      25,000,000 shares authorized,
      5,000,000 shares issued and outstanding                               500
     Deficit accumulated during the development stage                      (500)
                                                              ------------------
          TOTAL STOCKHOLDERS' EQUITY                                       -
                                                              ------------------

                                                         $                 -
                                                              ==================






    The accompanying notes are an integral part of the financial statements.

                                TECHEDGE, INC.
                                --------------
                       (A Development Stage Enterprise)

                           STATEMENTS OF OPERATIONS
                           ------------------------

       FOR THE PERIOD ENDED JULY 17, 2002 (Inception) TO JULY 31, 2002
       ---------------------------------------------------------------


GENERAL AND ADMINISTRATIVE                                    $ 500
                                                               -----
NET LOSS                                                      $(500)
                                                               =====


Basic and diluted loss per share                              $(0.00)
                                                               =====


Weighted average number of shares outstanding                5,000,000
                                                             =========









    The accompanying notes are an integral part of the financial statements.

                                 TECHEDGE, INC.
                        (A Development Stage Enterprise)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                     Deficit
                                                                   Accumulated
                                                                    During the        Total
                                      Common Stock                  Development    Stockholders'
                                         Shares        Amount          Stage          Equity
                                      ------------   ----------    ------------    -------------
Balance, July 17, 2002 (Inception)         -          $     -      $    -          $    -

Issuance of common stock ($.0001)      5,000,000           500          -              500

Net loss                                   -                -         (500)           (500)
                                      ------------   ----------    ------------    -------------
Balance, July 31, 2002                 5,000,000      $    500     $  (500)        $    -
                                      ============   ==========    ============    =============




    The accompanying notes are an integral part of the financial statements.

                                 TECHEDGE, INC.
                        (A Development Stage Enterprise)

                             STATEMENT OF CASH FLOWS

         FOR THE PERIOD ENDED JULY 17, 2002 (Inception) TO JULY 31, 2002
         ---------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                     $ (500)
                                                               ------
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Issuance of common stock for services                          500
                                                               ------
TOTAL ADJUSTMENTS                                                500
                                                               ------

NET CASH USED IN OPERATING ACTIVITIES                             -
                                                               ------

NET INCREASE (DECREASE) IN CASH                                   -

CASH, BEGINNING OF PERIOD                                         -
                                                               ------
CASH, END OF PERIOD                                           $   -
                                                               ======


Supplemental cash flow information:
 Interest                                                     $   -
                                                               ======
 Taxes                                                        $   -
                                                               ======



    The accompanying notes are an integral part of the financial statements.

                                 TECHEDGE, INC.
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS

                 FROM JULY 17, 2002 (INCEPTION) TO JULY 31, 2002
                 -----------------------------------------------


1.       DESCRIPTION OF BUSINESS

                  On July 17, 2002 Techedge, Inc (the "Company") was formed to serve as a vehicle for a merger with BSD Development Partners, LTD. ("BSD") Such merger became effective in September 2002 (See note 4). The Company will endeavor to continue the business of BSD which seeks to generate income and capital gain by investing primarily in the intellectual property of emerging and established companies. The Company's primary strategy will be to purchase exclusive and non-exclusive rights to intellectual property as well as any operating assets necessary to exploit the intellectual property rights. Thereafter, the Company will re-sell, sub-license, re-market or otherwise exploit such rights to generate income or capital gain. The Company's fiscal year end will be December 31.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. Basis of Presentation - The Company has no established sources of revenues and as such this raises substantial doubt about the Company's ability to continue as a going concern. The continued existence is dependent upon the Company's ability to generate revenue from operations or to seek additional sources of financing.

                  There are no assurances that the Company can develop sources of revenues or obtain additional financing that may be required. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

         B. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         C. Cash - The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

         D. Loss per common share - Net loss per common share is based on the weighted average number of shares outstanding.

         E. Income taxes - The Company follows Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         F. New Accounting Pronouncements - In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Partnership will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement are not expected to have a material effect on the Company's financial position or operations.

                  In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed Of" and certain provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. Management believes that the implementation of this standard will have no impact on the Company's results of operations and financial position.

3.       STOCKHOLDERS' EQUITY

                  On July 18, 2002, the Company issued 5,000,000 shares of common stock at a par value of $.0001.

4.       SUBSEQUENT EVENT

                  In September 2002, the Company merged with BSD a Delaware Limited Partnership. The holders of BSD received 3,000,000 shares of the Company's common stock or 37.5% of the outstanding shares in the merger.

                         BSD DEVELOPMENT PARTNERS, LTD.
                        (A Development Stage Enterprise)

                              FINANCIAL STATEMENTS



                                      INDEX

                                                                    Page Number
                                                                ----------------
INDEPENDENT AUDITORS' REPORT                                           F - 1
FINANCIAL STATEMENTS:

       Balance Sheet                                                   F - 2

       Statements of Operations                                        F - 3

       Statement of Partners' Capital                                  F - 4

       Statements of Cash Flows                                        F - 5

       Notes to Financial Statements                              F - 6 to F - 9

                          INDEPENDENT AUDITORS' REPORT

Partners'
BSD Development Partners Ltd.
(A Development Stage Enterprise)
Woodbury, New York


     We have audited the accompanying balance sheet of BSD Development Partners Ltd. (a development stage enterprise) as of August 31, 2002 and the related statements of operations, partner's capital and cash flows for the Eight Months Ended August 31, 2002 and 2001 and from January 2, 1998 (Inception) to August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, the financial position of BSD Development Partners Ltd. (a development stage enterprise) as of August 31, 2002 and the results of its operations and its cash flows for the Eight Months Ended August 31, 2002 and 2001, and from January 2, 1998 (Inception) to August 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that BSD Development Partners Ltd. (a development stage enterprise) will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company currently has no established sources of revenues. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The financial statements do not include adjustments that might result from the outcome of this uncertainty.


                                             /S/ Sherb & Co., LLP
                                                 ------------------
                                                 Certified Public Accountants

New York, New York
October 23, 2002

                         BSD DEVELOPMENT PARTNERS, LTD.
                        (A Development Stage Enterprise)

                                  BALANCE SHEET

                                 AUGUST 31, 2002

                                     ASSETS

CURRENT ASSETS:
     Cash                                                   $             4,200
                                                              ------------------
          TOTAL CURRENT ASSETS                                            4,200
                                                              ------------------

                                                            $             4,200
                                                              ==================


                        LIABILITIES AND PARTNERS' CAPITAL


LIABILITIES                                                 $                 -
                                                              ------------------
          TOTAL LIABILITIES                                                   -
                                                              ------------------

PARTNERS' CAPITAL                                                         4,200
                                                              ------------------

                                                            $             4,200
                                                              ==================





    The accompanying notes are an integral part of the financial statements.

                         BSD DEVELOPMENT PARTNERS, LTD.
                        (A Development Stage Enterprise)

                            STATEMENTS OF OPERATIONS



                  For the Eight Months Ended August 31,       From January 2,
                 ---------------------------------------    1998 (Inception) to
                      2002                 2001               August 31, 2002
                 -----------------   -------------------   ---------------------

AMORTIZATION    $         -         $        11,094       $        1,230,466

OTHER                    600                    651                   79,834
                 --------------      ----------------      ---------------------

NET LOSS        $       (600)       $       (11,745)      $       (1,310,300)
                 ==============      ================      =====================








    The accompanying notes are an integral part of the financial statements.

                         BSD DEVELOPMENT PARTNERS, LTD.
                        (A Development Stage Enterprise)

                    STATEMENT OF CHANGES IN PARTNERS' CAPITAL



 Balance, January 2, 1998, Inception           $                           -

 Partners' contributions                                              1,319,500

 Net loss                                                              (452,056)
                                                 -------------------------------

 Balance, December 31, 1998                                             867,444

 Net loss                                                              (427,068)
                                                 -------------------------------

 Balance, December 31, 1999                                             440,376

 Net loss                                                              (407,447)
                                                 -------------------------------

 Balance, December 31, 2000                                              32,929

 Distribution                                                            (5,000)

 Net loss                                                               (11,745)
                                                 -------------------------------

 Balance, August 31, 2001                                                16,184

 Net loss                                                               (11,384)
                                                 -------------------------------

 Balance, December 31, 2001                                               4,800

 Net loss                                                                  (600)
                                                 -------------------------------

 Balance, August 31, 2002                      $                          4,200
                                                 ===============================



    The accompanying notes are an integral part of the financial statements.

                         BSD DEVELOPMENT PARTNERS, LTD.
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS


                                                                   For the Eight Months Ended August 31,    From January 2,
                                                                   ----------------------------------     1998 (Inception) to
                                                                         2002              2001             August 31, 2002
                                                                   -----------------   --------------    ------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                     $             (600) $       (11,745)           (1,310,300)
                                                                   -----------------   --------------    ------------------
    Adjustments to reconcile net loss
     to net cash used in operating activities:
           Amortization                                                           -           11,094             1,230,466
                                                                   -----------------   --------------    ------------------
           TOTAL ADJUSTMENTS                                                      -           11,094             1,230,466
                                                                   -----------------   --------------    ------------------

NET CASH USED IN OPERATING ACTIVITIES                                          (600)            (651)              (79,834)
                                                                   -----------------   --------------    ------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Investment in software license                                                -                -            (1,175,000)
    Intangible assets                                                             -                -               (55,466)
                                                                   -----------------   --------------    ------------------

NET CASH USED IN INVESTING ACTIVITIES                                             -                -            (1,230,466)
                                                                   -----------------   --------------    ------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Distribution                                                                  -           (5,000)               (5,000)
    Partners' capital contributed                                                 -                -             1,319,500
                                                                   -----------------   --------------    ------------------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                               -           (5,000)            1,314,500
                                                                   -----------------   --------------    ------------------

NET INCREASE (DECREASE) IN CASH                                                (600)          (5,651)                4,200

CASH, BEGINNING OF PERIOD                                                     4,800           10,742                     -
                                                                   -----------------   --------------    ------------------

CASH, END OF PERIOD                                              $            4,200  $         5,091                 4,200
                                                                   =================   ==============    ==================






    The accompanying notes are an integral part of the financial statements.

                         BSD DEVELOPMENT PARTNERS, LTD.
                        ( A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS

               FROM JANUARY 2, 1998 (INCEPTION) TO AUGUST 31, 2002


1.  DESCRIPTION OF BUSINESS

               BSD Development Partners, LTD. (the "Partnership" or "BSD") was formed as a Delaware limited partnership on January 2, 1998. In December 2000, BSD's partnership agreement was amended to permit the general partner, in its sole discretion, to merge into a corporation.(see Note 5) On July 17, 2002, Techedge, Inc. (the "Company") was formed to serve as a vehicle for this merger which was effective on September 1, 2002. The Company will endeavor to continue the business of BSD which seeks to generate income and capital gain by investing primarily in the intellectual property of emerging and established companies. The Company's primary strategy will be to purchase exclusive and non-exclusive rights to intellectual property as well as any operating assets necessary to exploit the intellectual property rights. Thereafter, the Company will re-sell, sub-license, re-market or otherwise exploit such rights to generate income or capital gain.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. Basis of Presentation - The Partnership has no established sources of revenues and as such this raises substantial doubt about the Partnership's ability to continue as a going concern. The continued existence is dependent upon the Partnership's ability to generate revenue from operations or to seek additional sources of financing.

                  There are no assurances that the Partnership can develop sources of revenues or obtain additional financing that may be required. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

         B. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         C. Cash - The Partnership considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

         D. Software license - The Partnership's software license is recorded at cost. Amortization is provided on a straight-line basis over three years.

         E. Income taxes - No provision has been made for income taxes in the accompanying balance sheet, taxable income or loss is allocated to the individual partners who report their share of any distributed and undistributed taxable income or loss on their individual tax returns.

        F. New Accounting Pronouncements - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Partnership will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement are not expected to have a material effect on the Partnership's financial position or operations.

                  In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. Management believes that the implementation of this standard will have no impact on the Partnership's results of operations and financial position.

                  In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement updates, clarifies and simplifies existing accounting pronouncements. The provisions of this Statement related to the rescission of Statement No. 4 are to be applied for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified, as an extraordinary item in prior periods presented that does not meet the criteria in Opinion No. 30 for classification as an extraordinary item should be reclassified. Provisions of the Statement related to the amendment of Statement No. 13 should be applied for transactions occurring after May 15, 2002, and all other provisions should be applied for financial statements issued after May 15, 2002. Management does not anticipate that the adoption of this Statement will have a significant effect on the Company's financial statements.

                  In June 2002, FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) is replaced by this Statement. Statement 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Management does not anticipate that the adoption of this Statement will have a significant effect on the Company's financial statements.

3.  INVESTMENT

                  On December 31, 1997, the Partnership entered into a Software License and Distribution Agreement ("Agreement"). This Agreement was amended and supplemented by an Addendum dated May 31, 1998. The Agreement grants to BSD certain rights and licenses in and to certain software products. The Partnership purchased these rights for $1,175,000. The rights have been amortized over 3 years and are fully amortized at December 31, 2001.

4.  PARTNERS' CAPITAL

                  The Partnership raised $1,515,000 through a Confidential Private Placement Memorandum dated December 23, 1997, offset by placement agent fees of $195,000 and other costs of $500.

                  In March 2001, the Partnership made a distribution which decreased a partner's interest in the amount of $5,000.

5.     SUBSEQUENT EVENT

                  In September 2002, BSD merged with the Company which was incorporated in the state of Delaware on July 17, 2002. The Company has authorized 25,000,000 shares at a par value of $.0001. The holders of BSD received 3,000,000 shares of the Company's common stock in the merger or 37.5% of the outstanding shares. The merger was effected pursuant to the terms of BSD's partnership agreement, as amended, which permitted the general partner to effect the merger without the further approval of BSD's limited partners.

                         BSD DEVELOPMENT PARTNERS, LTD.
                        (A Development Stage Enterprise)

                              FINANCIAL STATEMENTS



                                      INDEX

                                                              Page Number
                                                             --------------
INDEPENDENT AUDITORS' REPORT                                     F - 1

FINANCIAL STATEMENTS:

 Balance Sheet                                                   F - 2

 Statements of Operations                                        F - 3

 Statement of Partners' Capital                                  F - 4

 Statements of Cash Flows                                        F - 5

 Notes to Financial Statements                               F - 6 to F - 8

                          INDEPENDENT AUDITORS' REPORT

Partners'
BSD Development Partners Ltd.
(A Development Stage Enterprise)
Woodbury, New York

         We have audited the accompanying balance sheet of BSD Development Partners Ltd. (a development stage enterprise) as of December 31, 2001 and the related statements of operations, partner's capital and cash flows for the years neded December 31, 2001 and 2000, and from January 2, 1998 (Inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, the financial position of BSD Development Partners Ltd. (a development stage enterprise) as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000, and from January 2, 1998 (Inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that BSD Development Partners Ltd. (a development stage enterprise) will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company currently has no established sources of revenues. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The financial statements do not include adjustments that might result from the outcome of this uncertainty.


                                               /s/ Sherb & Co., LLP
                                                   ----------------------------
                                                   Certified Public Accountants

New York, New York
June 25, 2002

                         BSD DEVELOPMENT PARTNERS, LTD.
                        (A Development Stage Enterprise)

                                  BALANCE SHEET

                                DECEMBER 31, 2001

                                     ASSETS

CURRENT ASSETS:
 Cash                                                         $ 4,800
                                                               ------
    TOTAL CURRENT ASSETS                                        4,800
                                                               ------
                                                              $ 4,800
                                                               ======

                                PARTNERS' CAPITAL

PARTNERS' CAPITAL                                             $ 4,800
                                                               ======











    The accompanying notes are an integral part of the financial statements.

                         BSD DEVELOPMENT PARTNERS, LTD.
                        (A Development Stage Enterprise)

                            STATEMENTS OF OPERATIONS


                                                                From January 2,
                              For the Years Ended December 31, 1998 (Inception) -------------------------------- to December 31,
                                  2001            2000               2001
                              -------------    -----------      ----------------

AMORTIZATION                   $   22,187       $  402,760       $    1,230,466

OTHER                                 942            4,687               79,234
                                -----------      ----------        -------------

NET LOSS                       $  (23,129)      $ (407,447)      $   (1,309,700)
                                ===========      ==========        =============





    The accompanying notes are an integral part of the financial statements.
                                       F-3

                         BSD DEVELOPMENT PARTNERS, LTD.
                        (A Development Stage Enterprise)

                    STATEMENT OF CHANGES IN PARTNERS' CAPITAL


Balance, January 2, 1998, Inception                           $     -

Partners' contributions                                        1,319,500

Net loss                                                        (452,056)
                                                               ----------
Balance, December 31, 1998                                       867,444

Net loss                                                        (427,068)
                                                               ----------
Balance, December 31, 1999                                       440,376

Net loss                                                        (407,447)
                                                               ----------
Balance, December 31, 2000                                        32,929

Distribution                                                      (5,000)

Net loss                                                         (23,129)
                                                               ----------
Balance, December 31, 2001                                    $    4,800
                                                               ==========




    The accompanying notes are an integral part of the financial statements.
                                       F-4

                         BSD DEVELOPMENT PARTNERS, LTD.
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS

                                                                From January 2,
                              For the Years Ended December 31, 1998 (Inception) -------------------------------- to December 31,
                                  2001            2000               2001
                              -------------    -----------      ----------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net loss                      $  (23,129)      $ (407,447)      $  (1,309,700)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
 Amortization                      22,187          402,760           1,230,466
                                ----------       -----------      --------------
TOTAL ADJUSTMENTS                  22,187          402,760           1,230,466
                                ----------       -----------      --------------
NET CASH USED IN OPERATING
 ACTIVITIES                          (942)          (4,687)            (79,234)
                                ----------       -----------      --------------

CASH FLOWS FROM INVESTING
 ACTIVITIES:
Investment in software license       -                -             (1,175,000)
Intangible assets                    -                -                (55,466)
                                ----------       -----------      --------------
NET CASH USED IN INVESTING
 ACTIVITIES                          -                -             (1,230,466)
                                ----------       -----------      --------------

CASH FLOWS FROM FINANCING
 ACTIVITIES:
Distribution                       (5,000)            -                 (5,000)
Partners' capital contributed        -                -              1,319,500
                                ----------       -----------      --------------
NET CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES              (5,000)            -              1,314,500
                                ----------       -----------      --------------
NET INCREASE (DECREASE) IN CASH    (5,942)          (4,687)              4,800

CASH, BEGINNING OF YEAR            10,742           15,429                -
                                ----------       -----------      --------------
CASH, END OF YEAR              $    4,800       $   10,742       $       4,800
                                ==========       ===========      ==============




    The accompanying notes are an integral part of the financial statements.
                                      F-5

                         BSD DEVELOPMENT PARTNERS, LTD.
                        ( A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS

              FROM JANUARY 2, 1998 (INCEPTION) TO DECEMBER 31, 2001
              -----------------------------------------------------


1.       DESCRIPTION OF BUSINESS

                  BSD Development Partners, LTD. (the "Partnership" or "BSD") was formed as a Delaware limited partnership on January 2, 1998. In December 2000, BSD's partnership agreement was amended to permit the general partner, in its sole discretion, to merge into a corporation.(see Note 5) On July 17, 2002 Techedge, Inc (the "Company") was formed to serve as a vehicle for this merger which was effective in September 2002. The Company will endeavor to continue the business of BSD which seeks to generate income and capital gain by investing primarily in the intellectual property of emerging and established companies. The Company's primary strategy will be to purchase exclusive and non- exclusive rights to intellectual property as well as any operating assets necessary to exploit the intellectual property rights. Thereafter, the Company will re-sell, sub-license, re-market or otherwise exploit such rights to generate income or capital gain.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. Basis of Presentation - The Partnership has no established sources of revenues and as such this raises substantial doubt about the Partnership's ability to continue as a going concern. The continued existence is dependent upon the Partnership's ability to generate revenue from operations or to seek additional sources of financing.

                  There are no assurances that the Partnership can develop sources of revenues or obtain additional financing that may be required. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

         B. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         C. Cash - The Partnership considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

         D. Software license - The Partnership's software license is recorded at cost. Amortization is provided on a straight-line basis over three years.

         E. Income taxes - No provision has been made for income taxes in the accompanying balance sheet, taxable income or loss is allocated to the individual partners who report their share of any distributed and undistributed taxable income or loss on their individual tax returns.

         F. New Accounting Pronouncements - In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Partnership will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement are not expected to have a material effect on the Partnership's financial position or operations.

                  In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed Of" and certain provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. Management believes that the implementation of this standard will have no impact on the Partnership's results of operations and financial position.

3.       INVESTMENT


                  On December 31, 1997, the Partnership entered into a Software License and Distribution Agreement ("Agreement"). This Agreement was amended and supplemented by an Addendum dated May 31, 1998. The Agreement grants to BSD certain rights and licenses in and to certain software products. The Partnership purchased these rights for $1,175,000. The rights have been amortized over 3 years and are fully amortized at December 31, 2001.

4.       PARTNERS' CAPITAL

                  The Partnership raised $1,515,000 through a Confidential Private Placement Memorandum dated December 23, 1997, offset by placement agent fees of $195,000 and other costs of $500.

                  In March 2001, the Partnership made a distribution which decreased a partner's interest in the amount of $5,000.

5.       SUBSEQUENT EVENT

                  In September 2002, BSD merged with the Company which was incorporated in the state of Delaware on July 17, 2002. The Company has authorized 25,000,000 shares at a par value of $.0001. The holders of BSD received 3,000,000 shares of the Company's common stock in the merger or 37.5% of the outstanding shares. The merger was effected pursuant to the terms of BSD's partnership agreement, as amended, which permitted the general partner to effect the merger without the further approval of BSD's limited partners.

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Combined Financial Statements of BSD Development Partners, LTD. ("BSD") and Techedge, Inc. ("Techedge") gives effect to the merger between BSD and Techedge under the purchase method of accounting prescribed by Accounting Principles Board Opinion No. 16, Business Combinations. The acquisition is a reorganization of companies under common control, which has been accounted for as an "As If" pooling of interests. These pro forma statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The Unaudited Pro Forma Combined Financial Statements do not purport to represent what the results of operations or financial position of Techedge would actually have been if the merger had in fact occurred on January 1, 2002 or January 1, 2001, nor do they purport to project the results of operations or financial position of Techedge for any future period or as of any date, respectively.

     These Unaudited Pro Forma Combined Financial Statements should be read in conjunction with Techedge's audited July 31, 2002, BSD's audited August 31, 2002, and December 31, 2001 and 2000 financial statements included in this current Form 10-SB.

                            TECHEDGE, INC.
                   (A Development Stage Enterprise)

              UNAUDITED PRO FORMA COMBINED BALANCE SHEET




                                                         August 31,    July 31,          PRO FORMA ADJUSTMENTS
                                                            2002          2002       -----------------------------
                                                             BSD        TECHEDGE         DR             CR            PRO FORMA
                                                         -----------  -----------    ------------  ----------------  -----------
ASSETS:
CURRENT ASSETS:
    Cash                                                $    4,200    $     -                                       $     4,200
                                                         -----------   ----------                                    -----------
      TOTAL CURRENT ASSETS                                   4,200          -                                             4,200
                                                         -----------   ----------                                    -----------

                                                        $    4,200    $     -                                       $     4,200
                                                         ===========   ==========                                    ===========

STOCKHOLDERS' EQUITY/PARTNERS' CAPITAL:
    Common stock, $.0001 par value,
     25,000,000 shares authorized
     5,000,000 actual shares issued and
     outstanding; 8,000,000 pro forma                         -             500                           300               800
    Additional paid-in capital                           1,314,500          -          1,311,100                          3,400
    Accumulated deficit                                 (1,310,300)        (500)             300    1,311,100              -
                                                        ------------   ----------                                    -----------
      TOTAL STOCKHOLDERS' EQUITY/PARTNERS' CAPITAL           4,200          -                                             4,200
                                                        ------------   ----------                                    -----------

                                                       $     4,200  $       -                                       $     4,200
                                                        ============   ==========                                    ===========


                                 TECHEDGE, INC.
                        (A Development Stage Enterprise)

              UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS



                                          For the Eight     For the Seven
                                          Months Ended     Months Ended           PRO FORMA ADJUSTMENTS
                                          August 31, 2002   July 31, 2002    ----------------------------
                                                BSD            TECHEDGE            DR             CR           PRO FORMA
                                          ---------------   --------------   -------------  -------------  ----------------


GENERAL AND ADMINISTRATIVE              $            600  $           500                                $           1,100
                                          ---------------   --------------                                 ----------------

NET LOSS                                $           (600) $          (500)                               $          (1,100)
                                          ===============   ==============                                 ================

BASIC AND DILUTED LOSS PER SHARE        $              -  $         (0.00)                               $           (0.00)
                                          ===============   ==============                                 ================

WEIGHTED AVERAGE NUMBER OF
    SHARES OUTSTANDING                                 -        5,000,000       3,000,000                        8,000,000
                                          ===============   ==============                                 ================

                                 TECHEDGE, INC.
                                 --------------
                        (A Development Stage Enterprise)

              UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS


                                                  For the Year Ended
                                                   December 31, 2001              PRO FORMA ADJUSTMENTS
                                           ---------------------------------  ---------------------------
                                                 BSD            TECHEDGE           DR             CR           PRO FORMA
                                           ----------------   --------------  -------------   -----------    --------------



AMORTIZATION                             $          22,187  $             -                                 $       22,187


GENERAL AND ADMINISTRATIVE                             600                -                                            600
                                           ----------------   --------------                                 --------------

NET LOSS                                 $         (22,787) $             -                                 $      (22,787)
                                           ================   ==============                                 ==============

BASIC AND DILUTED LOSS PER SHARE         $               -  $             -                                 $        (0.00)
                                           ================   ==============                                 ==============

WEIGHTED AVERAGE NUMBER OF
    SHARES OUTSTANDING                                   -        5,000,000      3,000,000                       8,000,000
                                           ================   ==============                                 ==============

                     TECHEDGE, INC.
                     --------------
            (A Development Stage Enterprise)

             UNAUDITED PRO FORMA ADJUSTMENTS

                     AUGUST 31, 2002


Pro Forma adjustments reflect the following transaction:

Additional paid-in capital          $    1,311,100
     Accumulated deficit                             $       1,311,100

To record the merger between Techedge, Inc. and BSD Development Partners, LTD.

Accumulated deficit                 $          300
     Common Stock                                    $              300

To record the issuance of 3,000,000 shares to the partners of BSD Development, Ltd.

ITEM I.  INDEX TO EXHIBITS

(b) Exhibits

3(a)     Articles of Incorporation*

3(b)     Bylaws*

3(c) Certificate of Merger and Plan and Agreement of Merger between the Company and BSD.*

4(b)     Specimen Stock Certificate*

10(a) Software License and Distribution Agreement dated December 31, 1997, between BSD Development Partners, Ltd. And RDX Acquisition Corp.

     *Filed with initial filing of 10SB on September 17, 2002

Filed with 2nd Amendment

21 Subsidiaries of the Company - None

ITEM 2. DESCRIPTION OF EXHIBITS

     See Item I above.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

       Techedge Inc.

By: /s/Mitchell Schlossberg, President
       -------------------------------
       Mitchell Schlossberg, President

Date: February 19, 2003